UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No  X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No  X

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE No. 013/2008

01/21/2008

PEMEX PRODUCED 3,082 THOUSAND BARRELS PER DAY DURING 2007

•	Natural gas production increased by 13.1%, as compared to 2006, to a record level of 6,058 million cubic feet per day
•	Foreign sales increased by 9.3%, as compared to 2006, to US$38 billion
•	The weighted average price of the Mexican crude oil mix was US$61.66 per barrel, US$8.62 more than in 2006
•	Domestic sales of petroleum products increased by 9.6%, as compared to 2006, to Ps. 475.7 billion
•	Automotive gasoline sales increased by 5.9%, as compared to 2006, to 760.2 thousand barrels per day

1. CRUDE OIL PRODUCTION

During 2007, crude oil production averaged 3,082 thousand barrels per day, a decrease of 174 thousand barrels per day, or 5.3%, as compared to 2006. Average crude oil production decreased with respect to the previous year, primarily as a result of the estimated decline in the Cantarell project and weather-related events that affected production.

Weather-related events, such as hurricane Dean and cold front number five, caused an estimated decrease in production of 40.318 thousand barrels per day.

Other events that affected crude oil production were the 31-day shutdown of the Ixtal field to repair the 24” oil and gas pipeline from Ixtal-A to Abkatún-D and the inoperability of wells in the Veracruz field as a result of last September’s explosions in the national gas pipeline system.

The decrease in production was partially offset by an increase in extra light crude oil production due to well completions in the Litoral de Tabasco field and the higher production of the Ku-Maloob-Zaap field, which again reached a level that exceeded expectations.

2. NATURAL GAS PRODUCTION

Natural gas production increased by 13.1%, as compared to 2006, to a record level of 6,058 million cubic feet per day. Notably, during December 2007, a record average production of 6,410 million cubic feet per day was reached.

Out of the total natural gas production level, 3,445 million cubic feet per day was from associated gas and 2,613 million cubic feet per day was from non-associated gas, volumes that were 11.5% and 15.3% higher, respectively, than those recorded in the twelve months of 2006.

The increase in non-associated gas production was due primarily to the increased production of the Lankahuasa, Burgos and Veracruz projects, the production of associated gas from the Crudo Ligero Marino and Ixtal-Manik projects and the increased production of the Northeastern Marine region wells.

3. EXPORTS

During 2007, PEMEX exported 1,686 thousand barrels per day of Istmo, Maya and Olmeca crude oil, generating US$37,947 million in cash flow, which is an all-time high.

According to the entity’s preliminary figures, crude oil exports sales increased by 9.3%, as compared to 2006, as a result of the weighted average price of the Mexican crude oil mix, which averaged US$61.66 per barrel during 2007, US$8.62 more than in 2006.

4. PETROLEUM PRODUCTS

During 2007, petroleum products production (liquefied petroleum gas, gasolines, kerosenes, diesel, fuel oil, etc.) totaled 1,511.5 thousand barrels per day and domestic sales increased by 3%, as compared to 2006, to 1,816.5 thousand barrels per day.

Automotive gasoline sales increased by 5.9%, as compared to 2006, to 760.2 thousand barrels per day. Notably, automotive gasoline demand in Mexico has increased 35% since 2002.

Domestic sales of petroleum products increased by 9.6%, as compared to 2006, to Ps. 475.707 billion.

5. PETROCHEMICALS

PEMEX produced 11,753 thousand tons of petrochemical products, 7.2% more than in 2006.

Petrochemicals domestic sales increased by 4.4% to 3,992.4 thousand tons as compared to 2006, with a market value of almost Ps. 25,581 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Guadalupe Merino Bañuelos
Guadalupe Merino Bañuelos Associate Managing Director of Finance

Date:February 1, 2008

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.